Contact

www.linkedin.com/in/surkhelyousafzai (LinkedIn)

Top Skills

Team Leadership

Student Leadership

Political Campaigns

Certifications

PwC Business Practice (Financial Forecasting, Data Modeling, Marketing, Technology, Strategy, Communication, Entrepreneurship and Business Planning)

Applied Consulting Certificate

Renewable Energy and Green Building Entrepreneurship

Surkhel Yousafzai

Advisor, Strategy & Communications | Board Member, WFBCEF | President, DBA Alumni Association

Dubai, United Arab Emirates

Summary

Surkhel Yousafzai is a Strategy and Communications Advisor at Falcon and Associates, where he leads on key initiatives that advance Dubai's global positioning, reputation, and public engagement. His portfolio spans strategic government communication, international partnerships, and high-profile event campaigns, contributing to Dubai's long-term vision.

Surkhel holds a Master's degree in International Social and Public Policy from the London School of Economics and Political Science (LSE), and a Summa Cum Laude Bachelor's degree in Political Science and International Relations from Minnesota, United States. He also earned a certification in Global Feminist Leadership, reflecting his commitment to inclusive and equitable policymaking.

He was the first South Asian male to be admitted to the Dubai Business Associates Programme, under the patronage of His Highness Sheikh Mohammed bin Rashid Al Maktoum, graduating with both the Falcon and Fellow Awards. During the programme, he worked with the Executive Council in Governance and Strategy, and served as a Strategy Consultant for Dubai Humanitarian.

Surkhel currently serves as President of the DBA Alumni Association and sits on the Board of the World Fair Bid Committee Educational Fund (WFBCEF), promoting international collaboration and educational advancement.

Earlier in his career, he worked with Pakistan's Senate and Prime Minister's Office - supporting democratic governance and contributing to the first-ever state elections in the former tribal areas - as well as the United Nations in New York, where he deepened his expertise in multilateral engagement and global development.

With a strong belief in the power of policy, storytelling, and civic leadership, Surkhel is dedicated to shaping social and economic progress across diverse communities.

Experience

Falcon and Associates
4 years 9 months

Strategy & Communications Advisor
January 2025 - Present (1 year 5 months)
Dubai & London

Senior Strategy & Communications Consultant
January 2024 - December 2024 (1 year)

Strategy & Communications Consultant
January 2023 - December 2023 (1 year)
Dubai, United Arab Emirates

Innovation Associate
September 2021 - December 2022 (1 year 4 months)
Dubai, United Arab Emirates

Run under the patronage of His Highness Sheikh Mohammed bin Rashid Al Maktoum, Vice President of the UAE and ruler of Dubai, the Dubai Business Associate programme (DBA) is one of the world's top 3 talent development programs (EFMD, 2017), with an acceptance rate of less than 1%.

It combines MBA management courses taught by PwC as well as practical work experience in Dubai's leading organizations with an aim to develop the business leaders and cultural ambassadors of the future.

International Humanitarian City
Falcon's Strategy Consultant
February 2022 - Present (4 years 4 months)
Dubai, United Arab Emirates

Office of H.E Prime Minister Imran Khan
Policy and Communications Consultant
August 2022 - January 2023 (6 months)

As a Policy and Communication Consultant to His Excellency Imran Khan, I spearheaded critical initiatives that left a lasting impact at the community at large. Notable accomplishments include:

- Co-founding and astutely managing the Media Monitoring and Digital Strategy Cell within H.E. Khan's office. This dynamic team played a pivotal role in amplifying the office's reach and influence, ensuring that key messages resonated with target audiences effectively
- Strategically shaping and advancing H.E. Khan's political narrative in close collaboration with party leadership. By aligning messaging with overarching goals and values, we fortified the resonance of H.E. Khan's vision, leading to a more engaged and responsive constituency
- Orchestrating multiple high-impact global flood relief telethons, which collectively garnered an astounding $62 million in pledged relief funds. This feat not only showcased the power of unified humanitarian efforts but also underscored the efficiency and effectiveness of our communication strategies in mobilizing resources for critical causes.

The General Secretariat Of The Executive Council - Government of Dubai

Falcon's Governance Associate

October 2021 - January 2022 (4 months)

Dubai, United Arab Emirates

During my tenure with the Governance and Dubai Government Excellence Program (DGEP) Departments at the Executive Council, as part of the esteemed Dubai Business Associates Program, I undertook several impactful initiatives:

- Pioneered the development of an innovative Digital Self-Assessment Tool tailored for Government Organizations. This groundbreaking tool empowered entities to streamline their self-evaluation processes, enhancing efficiency and transparency
- Spearheaded a comprehensive overhaul of the existing Elite Evaluating Structure for DGEP, introducing fresh perspectives, additional pillars, and refined evaluation methodologies. This transformation not only fortified the program's capacity to assess and catalyze excellence across diverse sectors but also included initiatives to redefine metrics for gauging both Customer and Employee Happiness, thereby enabling organizations to foster environments of satisfaction and engagement. Additionally, pioneering groundbreaking

approaches for measuring and cultivating Innovation, offering strategic recommendations that fostered a culture of creativity and forward-thinking.
- Conducted an extensive Comparative Analysis of Reorganization and Realignment Processes on a global scale. This research provided invaluable insights, informing strategies to optimize operations and achieve organizational objectives.

Students United

2 years 11 months

Board Member

June 2020 - June 2021 (1 year 1 month)

St Paul, Minnesota, United States

As a Board Director for Students United, a 501(c)(3) organization funded and operated by students, I play a vital role in serving over 65,000 students across Minnesota's seven State Universities. Actively dedicated to representing and supporting the interests of Minnesota State University students, I tirelessly advocate at system, local, state, and federal levels for higher education policies that demonstrably enhance the well-being of our students and communities.

Coordinator

June 2019 - May 2020 (1 year)

St Cloud, Minnesota, United States

In this role I acted as a liaison between Student Government and Students United. Attended Students United meetings throughout the year. Prepared, trained, and recruited students to attend Students United conferences.
This includes but is not limited to organizing transportation, disseminating conference and meeting schedules and agendas, recruiting attendees, organizing training and orientation to Students United, and coordinating all activites at Students United functions.
Perform all tasks delegated by the Student Government President, Students United, Presidential Board of Directors and the Students United executive staff.
Host regular Students United Campus Committee meetings comprised of the three Students United Specialists and report the Campus Committee meeting minutes to the Student Government President in a timely manner. Participated in State and Federal lobbying trips to advance the Students United Agenda.
Gained first hand experience and made connection while lobbying in person at St.Paul and Washington D.C.

Issue Specialist

August 2018 - May 2019 (10 months)

St Cloud, Minnesota, United States

Served as an Issue Specialist for Students United for St. Cloud State University. Helped advanced the Students United priorities. Attended weekly Campus Committee meetings and other Students United meetings and events as directed by the Campus Coordinator. Presented the Students United mission, vision, and values and my role within Students United to student clubs/orgs, classrooms, departments, and other spaces of student connection. Ensure organizational objectives are valued and represented within the campus committee and in the campus committee's work. Solicited assistance of volunteers interested in student advocacy/issues that impacts state university students to assist with various task such as event planning.

United Nations

Associate, Pakistan's Permanent Mission to United Nations

May 2020 - August 2020 (4 months)

New York, United States

As an intern with the Permanent Mission, I worked closely with members of the Mission in a variety of fields. I was fully integrated into the Pakistani delegation and received an opportunity to experience firsthand the workings of the United Nations, diplomatic representations of partner countries, and civil society organizations. My field of internship was in the Socio-economic development work of the Mission. As an internee, I also attended multiple meetings, take notes and report back to my supervisor.

Senate of Pakistan

Political Assistant

May 2019 - August 2019 (4 months)

Islamabad, Islāmābād, Pakistan

Served as a Political Assistant to the office of Senator Faisal Javed Khan, undertook all administrative duties, filing, responding to correspondence and updating databases, carrying out research into local, regional and national issues as required, and ensuring the politician is made aware of any relevant matters. Furthermore, writing press releases and newsletters to promote the politician's work through digital and print media. Attending public and private functions to assist the politician and sometimes standing in when the politician is unable to attend; liaising with members of government and local government, party head quarters, other politicians and their staff, embassies, commissioners, relevant interest groups, the media, relevant voluntary sector organizations and constituents.

Prime Minister's Office Pakistan

Political Assistant

May 2019 - August 2019 (4 months)

Islamabad, Islāmābād, Pakistan

Had the opportunity to work at the Office of the Special Assistance to Prime Minister on Media Affairs. Assisted press officers with telephone calls from national news media, gather news clips, assist with interviews and press conferences, edit and issue news releases on a variety of topics. Additionally, was part of a two member team from our office which took care the Digital media strategy for the first ever provincial elections in the newly merged tribal districts of Pakistan, bordering Afghanistan.

Senate of Pakistan

1 year 1 month

Legislative Assistant

August 2017 - August 2018 (1 year 1 month)

Islamabad, Islāmābād, Pakistan

Served as a legislative intern for Senate's Standing Committee on Information Broadcasting and Heritage. Tasks included but not limited to legislative research, assembling information, assisting lead staff in the Committee hearing room, and attending hearings and markups of other Committees for the purpose of taking notes. In relation to media, assisted to organize and staff Committee press conferences and assisting with production of daily news clips relating to Committee issues.

Political Assistant

August 2017 - August 2018 (1 year 1 month)

Islamabad, Islāmābād, Pakistan

Served as a Political Assistant to the office of Senator Faisal Javed Khan, undertook all administrative duties, filing, responding to correspondence and updating databases, carrying out research into local, regional and national issues as required, and ensuring the politician is made aware of any relevant matters. Furthermore, writing press releases and newsletters to promote the politician's work through digital and print media. Attending public and private functions to assist the politician and sometimes standing in when the politician is unable to attend; liaising with members of government and local government, party head quarters, other politicians and their staff, embassies, commissioners, relevant interest groups, the media, relevant voluntary sector organizations and constituents.

Pakistan The
Outreach Coordinator
March 2014 - July 2018 (4 years 5 months)
Pakistan

Worked with the event management, marketing, and social media teams of the political party. Founded the first official Snapchat of any political party in Pakistan. Helped managed the stage and other administrative work of the political rallies in the Northern Division. Worked with production houses to manage and oversee the video campaigns and advertisements in the last 90 days of the election.

Education

The London School of Economics and Political Science (LSE)
Master of Science - MS, International Social and Public Policy

St. Cloud State University
Bachelor of Arts - BA, Political Science and Government

St. Cloud State University
Bachelor of Arts - BA, International Relations and Affairs

St. Cloud State University
Certification , Global Feminist Leadership